UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

16 May 2013 (NZ) / 15 May 2013 (U.S.)

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2

Telecom Place

167 Victoria Street West

Auckland 1010

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Investor Day Presentations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date:	16 May 2013 (NZ) / 15 May 2013 (U.S.)	By:	/s/ Laura Byrne
		Name:	Laura Byrne
		Title:	Company Secretary

Telecom New Zealand

New Zealand business strategy update

16 May 2013

Chief Executive – Simon Moutter

Agenda

* Strategy Overview – Simon Moutter

* Telecom Retail – Chris Quin

* Q&A

* Gen-i – Tim Miles

* Telecom Connect – David Havercroft

* Telecom Digital Ventures – Rod Snodgrass

* Q&A

* Concluding comments – Simon Moutter & Mark Verbiest

The journey so far – getting focused

Aug

Sep

Oct

Nov

Dec

Jan

Feb

Mar

Apr

May

Jun

Strategic Planning

Global Learnings

Local Reality

Strategic Options Considered

Strategy Finalised

Strategy Implementation Underway

Operational Actions

Leadership Team Evaluation

New Leadership Team in Place

Cost Competitive Analysis

Cost Strategy

• Staff

• COS

• Chorus

Re-org including cost reduction

Revisiting Rem Structure

Competitiveness Analysis

Improved daily rhythm. No longer prepared to shed market share

Customer Value Analysis

Rebasing and simplifying broadband and mobile plans

Refocusing Gen-i around what matters most (data, cloud and mobility)

Investing in LTE, OTN, Tasman cable, launched Digital Ventures and acquired Revera

Customer Future Needs

We operate in a growth industry, monetising growth is the challenge

		2000	Now	Increase
INTERNET	Internet Penetration	~350m	~2,700m	8x
	Fixed Broadband	~50m	~700m	14x
Subscribers
	Mobile Subscribers	~1 billion	~7 billion	7x
Mobile Broadband
	Subscribers	<10m	~2 billion	200x

Source: ITU 2013 Report

Macro trends are creating new growth opportunities

Consumer

* Broadband

* Mobile

* mCommerce

* Digital Advertising

* Digital Media

* OTT Services

* Smart Living

* Cloud

* e-Vertical

* Applications

ability

experience

data

Mobility

Data

Apps

Cloud

Business

* IP & Data

* Mobile

* ICT Service

* Collaboration

* UCS

* Big Data

* Data Centres

* Hosted cloud services

* Security

* M2M

* e-Verticals

* Applications

Global context - incumbent learnings

(Telstra, TDC, KPN, Verizon)

* Tough choices need to be made especially around legacy products and cost out programmes, but growth is ultimately required

* Moving quickly on the changes delivers better long-term value uplift

* Customer preference ultimately determines an organisation’s success

* Investing wisely but boldly in growth areas (such as mobile) can create significant competitive advantage

* It’s important to invest hard in building a differentiated brand and proposition to compete on value not price

* In most cases it takes 3-4 concerted years of precise, consistent execution to deliver strong market and financial results

7

Local context - unprecedented changes have occurred in our market

Demerger of Chorus

Structural separation of access network and reset of regulatory environment

Mobile Market is growing

Two of top 3 players have merged

Vodafone acquisition of TelstraClear

Telstra exited NZ market

Broadband prices

Broadband “resellers pricing floor”

Telecom context - market share still weighted to the fixed line

NZ Telco Revenues 2010 2011 2012 Telecom Non-Telecom Total

Mobile Revenue Share (Est) 51% 11% 2% 36% Telecom Voda/Telstra 2 degrees Rest of market (MVNO)

Fixed Voice Connection Share (Est) 28% 12% 60% Telecom Voda/Telstra Rest of market

Broadband Connection Share (Est) 30% 23% 47% Telecom Voda/Telstra Rest of market

Estimated market shares. Source IDC tracker 31 December 2012

9

Competitive intensity impacting near term earnings and margins

* Now expect FY13 adjusted EBITDA to be near the lower end of the $1,040m to $1,060m guidance range, reflecting:

* Decision to hold broadband share

* Further market price-downs by a major competitor

* Continued margin pressure in Gen-i

* Real rate of core business earnings decline, excluding accounting changes, changes in trades, incentive payments, SX etc, currently around ~5%

Core business earnings decline

~5%

FY12 FY13

Adjusted EBITDA Core business earnings

Both cost out and growth required to offset fixed voice declines

Telecom’s Fixed Voice Revenues

M’s

2,000 1,000 0

High Low

FY10 FY13 FY20

Telecom’s Mobile Usage Revenues

M’s

2,000 1,000 0

High Low

FY10 FY13 FY20

* Based on current trends, cost out in conjunction with growth in mobile and other revenues, will be required to offset the decline in fixed voice revenues

Charts illustrative only, consistent with sell side perspective

More variable nature of cost base enables further cost reduction

Costs of sales comprise ~60% of total costs

Labour comprises ~22% of total costs

Fixed line COS (predominantly Chorus input costs)

IT Services COS

Mobile COS

AAPT

Other costs of sales

Direct costs

Selling expenses

Support expenses

Total Labour costs

FY13 ~$3.1 bn

FY14 reductions

Opex savings from FY13 cost reduction programme are necessary to offset anticipated declines in legacy revenues in FY14

Total costs also expected to fall from exit of low margin business, which will also result in declines in associated revenues

Ongoing cost out and simplification, through a centrally led and resourced process

	Results to date	Next
Org re-set	Downsizing programme expected to result in: * one off costs of $100m to $130m in FY13, ~50% non-cash * FTE's reducing to approx 6,300 to 6,600 by middle of year * annualised payroll cost (Capex and Opex) reductions of $100m to $120m (excludes addition of ~140 Revera employees)	* Simplify remuneration structure, align incentives to shareholder value * Focus resource and skills around strategy execution * Simplification and rationalisation programme * Re-engineering of processes (BSS & OSS) * Portfolio decisions
Chorus input costs	* Review of Chorus trades has resulted in a more efficient consumption of inputs * Net ~$20m of annualised savings	* Target further cost reduction opportunities * Develop new sourcing strategy
Other COS	* SARC/Rev ratio improved 6% points * ~$15m savings from lower network support and IT operating costs	* SARC strategy phase II * Focus on margin improvement in Gen-i * Continue to migrate customers off legacy plans

13

Fit for purpose operating model to deliver lowest cost, simplicity and agility

Servco’s

Telecom Connect

gen-i telecom Other RSPs via Wholesale skinny

Core Product Layer

OSS / BSS

OSS / BSS

Network (including third party inputs)

Supported by a lean corporate centre

Disciplined approach to capital management to be maintained

Indicative Capex Envelope

$M

600 500 400 300 200 100 -

FY13 FY14 FY15 FY16

Sustain, incremental growth and innovation

OTN, mobile evolution & re-engineering

Indicative envelope $400m - $500m pa, profile may vary year to year

* Average Capex envelope of $400m to $500m pa over next 3 years

* 60% focussed towards OTN, mobile evolution & re-engineering

* Timing and value of spectrum purchases is uncertain

* Continued commitment to single A credit rating

Changing environment creates challenges and opportunities

Challenge	Opportunity
Market revenues have been flat, Telecom’s share has been declining	Stabilise fixed, grow mobile share
Telecom’s revenues and earnings still weighted to the fixed line	Invest more in mobile growth
More variable cost nature of fixed business in the future	Clearer market dynamics
Change in economics of fixed vs mobile	Drive substitution where appropriate
Changing regulation has complicated previous simplification efforts	Clean run to step-change of IT stack
Cost base remains uncompetitive	Major cost-out programme
Big strategy and culture change necessary	Leaner, faster, bolder organisation

Our aspiration

We will be a growing New Zealand company, winning by customers choosing us to connect them at the speed of life!

#1 in mobile #1 in data

#1 in effortless service & cost

Strategic shift

FROM a traditional fixed and mobile

infrastructure company...

TO a future-oriented, competitive provider of communication, entertainment and IT services delivered over our networks and the Cloud

Everything’s easier @mytelecom

Discover the new one-stop-shop to stay on top of everything Telecom

Portfolio shift required

Focused on fixed and mobile data connectivity and services with overall EBITDA margins >25%

Less emphasis	More emphasis
Fixed	Mobility
Yesterday’s products	Data connectivity
(PSTN Wholesale, international minutes, legacy data)	(4G mobile, Tasman Cable, OTN, managed services)
Low margin & bespoke IT	Data centres & hosting
(e.g. Gen-i Australia)	(Revera & Gen-i Cloud applications)
Consulting	Applications & services
(Davanti)	(Digital Ventures)

Heavy emphasis on sustainable mobile market revenue and margin growth

Growing the mobile market

Increasing the relevance and value of wireless data services in people’s lives

Expanding the product range through device proliferation and M2M

Encouraging substitution of fixed voice

Adding value to customers

Investing in 4G network with differentiated premium products and services

Increasing education on usage, benefits, tips….

Stimulating data roaming usage

Reducing costs

Promoting BYO device plans as the lead offer

Driving transparent device subsidy constructs to shift consumer preference to BYO

Shifting device support online Shifting service to on-device

Get an extra 1GB MONTH for 12 months

Win up to 500GB MONTH for 24 months!

Four clear strategic priorities

1. Revolutionise Customer Experiences

2. Simplify the Business

3. Win Key Markets

4. Win the Future

1. Revolutionise Customer Experiences

Aspiration

Deliver simple, effortless experiences that are demonstrably and consistently better than our competitors’ and that generate extraordinary customer advocacy

Deeply understand New Zealanders’ increasing drive to be connected and act quickly on these insights to create distinctive solutions for everyone we choose to serve

Satisfy customers’ appetite for simplicity and digital self-service

Next 12 months Significant moves to digital self service

Take customer focus and service to the next level, with 80% of Telecom interactions rated effortless

Gen-i proactively leading clients’ journey through thought leadership

2. Simplify the Business

Aspiration

Radically simplify current platforms, products, offers, channels and supporting processes to immediately reduce cost and complexity and improve speed to market

Design and build new platforms, products, offers, channels and supporting end-to-end process capabilities that support winning in key markets at lowest cost to market, sell and serve per customer

Create a best practice, performance driven, lean and agile organisation supported with the right skills, processes, risk appetite and incentives to support an increased desire to win

Next 12 months Ongoing cost out & simplification, through a centrally led & resourced process Radically rationalise and simplify existing platforms & products Deliver re-engineering programme Execute portfolio shifts in Gen-i Implement agile, fit for purpose operating model Manage capital in a disciplined manner

3. Win Key Markets

Aspiration

Maximise opportunities from major shifts in industry structure resulting from Government fibre investment, industry M&A and continued evolution of IP applications and services

Deliver a granular and focussed market strategy by creating a competitive multi-brand (Gen-i, Telecom, Skinny) capability to win key future markets (mobile and data) while optimising value of existing markets (fixed access and calling)

Realign resources, sales and marketing approach to step-shift performance in the key markets of the future

Support the market strategy with leading data network capability, products and processes at lowest cost per Gigabyte (GB)

Next 12 months

Adopt granular segmental marketing approach

Re-invigorate the Telecom brands

Launch LTE, OTN and voice over fibre

Hold share in Broadband and Grow usage revenue and market share in Mobile

4. Win the Future

Aspiration

* Earn new revenues and margins by investing in and winning key future markets in Cloud, Network Delivered Services, Digital Services & Mobile Commerce

* Build market leadership, brand preference and revenues through demonstrating the benefits of our technology and services to distinct customer segments

* Ensure success through committed substantive resourcing and an open approach to build, buy and partner options, that balance execution risk and cost with agility and speed

Next 12 months

Strengthen Cloud & Network Delivered Services

Digital Ventures unit to deliver future mass market revenues

Explore and develop industry partnerships

Summary

FY14 & FY15:

Stabilise revenue/margin and reduce costs

FY16 & beyond:

Drive market revenue/margin growth with continuing improvement in unit costs

Telecom New Zealand

Strategy Update

16 May 2013

Telecom Retail – Chris Quin

Observations

Telecom has changed rapidly to be a focused competitor in a challenging market environment

We have focused on winning the critical Mobile market

We have delivered our commitment of holding Broadband market share

Customers are savvy, and demanding more for less

Industry behaviour creating a challenging market

Customers have seen us improve “Telecom you are back in the game”

Quality & Cost

Our BU cost base is down 18% YoY and our “On time, In Full” measures have improved 7.2%

Strategic shift

New Zealand’s preferred mobility solution

Deeply knowing what customers value and delivering simple relevant services and partnerships that match

Effortless experience for simple and relevant digital customer solutions

Daily competitive rhythm and action

Winning where it matters in Auckland, Mobile, Broadband, Rural and Telecom Business with best value solutions

Customer experience aspiration

“I have a local Telecom business hub owned by people like me, who understand what I need, bring me great offers, and just make it easy to get on with my business-better connected”

“I feel that they value me as a customer and treat me how I deserve to be treated. They make me look good by providing me the ultimate connected experience”

“Now Telecom have worked it out, they are listening and understand that I add value, and can be part of new creations and they are surprising me with new innovations.

“Now they have plans that are simple to understand, relevant to me, and competitive on price”

1. Revolutionise Customer Experiences

Effortless customer journeys

Digital sales & service

FY13

Commenced a programme of product simplification, customer journey re-engineering and added digital channels.

Live chat, Telecommunity and MyTelecom launched

FY14

Digital channel available for any interaction and entirely new mobile product infrastructure.

Re-engineer five customer journeys: enquire, buy, change, pay and resolve

85% of service interactions are digital

1. Revolutionise Customer Experiences

Enabling customers to get the best out of their technology

Right channel for the right customer

FY13

Using our channel, delivered over 350k video learning sessions for customers

Focus on channel strategy and Productivity

Telecom

Tech

In a sec

FY14

Excellent online sales and service, embracing a digital relationship with our customers and live chat experiences

Channel strategy implemented and customers engaging with their preferred channel

2. Simplify the Business

Broadband plan simplification

Mobile plan simplification

FY13

58 Broadband plans commenced migration to a simple set of 9

Launched new plan line up 50 mobile plans to 18

FY14

Complete customer migration to simple plan set

Less than 10 mobile plans

2. Simplify the Business

	FY13	FY14
Simplified acquisition process and plans	SARC/Rev ratio improved 6% points	SARC reduced further
Simple lean operating model	Labour costs reduced 13%	Labour costs reduced further

3. Win Key Markets

FY13 FY14

Big deal, daily rhythm, Granular segmental approach to win key competitive price markets Staying competitive

Spent time understanding the market, our position and what customers want. Grew One World channel Price, agility, ease of customer buy journey, relevant targeted propositions and brand valued by “new Auckland” customers Auckland

3. Win Key Markets Mobile Broadband Telecom Business FY13 Changed the game, putting value back into roaming, prepaid and open smart phone plans. Channel focus enabled us to win again Competitive pricing, new industry model and Ultra Fibre Launch Delivered segmentation between Telecom and Gen-i to best serve customers with new propositions 36 FY14 Competitive plans, smartphone, WiFi and LTE/4G network, strong channels and a differentiated customer value proposition Differentiate through real world speed, customer service and value added services (Fibre & VDSL) Focused “local like you” Business Hubs with relevant and competitive business solutions

4. Win the Future

	FY13	FY14
Fast mobility services	WiFi and LTE/4G trialed	LTE/4G commercially available and strong coverage footprint WiFi service added to mobile network
Ultra Fibre services	Chorus supplied Ultra Fibre launched	National Fibre coverage, Voice over Fibre, Business and Consumer value added services
Leadership and relevance	Customer segmentation and personalised automated marketing core capability in place	Marketing targeted to customer need and proactive recommendations based on what customers value

Key success criteria - to deliver shareholder value

Area of Critical Focus	FY14 Outcome
Mobile market share	Continued rate of growth
Broadband market share	Hold market share
Support cost per revenue dollar	2% point improvement
Business market revenue	Return to growth
Effortless Experience	80% of interactions are rated effortless
Digital transactions	85% of service interactions are digital
Customer preference	New preference measure in place

A driven competitor…

A driven competitor winning by……

Being the easiest way to buy with great people and capability Our products will give the best real world experience for New Zealanders

Our customers will get the best combination of service, value, price and new products people will love Customers see the changes we have made, and will make, to be relevant to their future

New Zealand wants to join in not just join up, and they want technology to enable them to discover by doing, and we are committed to win and have them better connected in their homes and businesses

Q&A

Telecom New Zealand

Strategy Update

16 May 2013

Gen-i – Tim Miles

Gen-i

Gen-i is Telecom Group’s channel to the Business and Government markets, using converged ICT solutions to differentiate in market.

Government	Commercial Enterprise	TransTasman Enterprise	Corporate Business
Telecom Connect Products	Network ICT Services	Prof. Services	Partners
Telecom Connect

#1 in business voice, mobile and data

Deepest set of IT capability and infrastructure assets

Client intimacy and value through converged ICT approach

Over 4,000 public and private sector clients on both sides of the Tasman

Over $1bn revenue

Observations

Our clients and our market are going through fundamental changes – driving opportunity for converged telco and IT players

Client Demands

Competitive cost driven market. Agility, flexibility and value drives clients future business models. They need to focus on their own core business

Enterprise Mobility

“Anytime, anywhere, anything” approach to business radically changes enterprise IT

Converged ICT is crucial to enabling our clients’ future business models and delivering our own growth ambitions

X-as-a-Service

Maturity of cloud services

drives real uptake in managed, hosted ICT services

Data explosion

Exponential increases in the creation, transport and analysis of data driving realtime decision making

Strategic Shift

These fundamental changes accelerate the Gen-i journey

From

A provider of telecommunication services and IT services

A defensive mindset

A provider of telco or IT “inputs” to our clients

Owning all the parts of a solution

To

A converged ICT proposition with competitive differentiation

Pro-active profitable growth

Providing managed ICT services to enable broader client CXO outcomes

A partnering approach to clients, each playing to appropriate strengths

1. Revolutionise Customer Experiences

We are a relationship-led business - ICT creates a culture of client-centricity We will make it easier to deal with us through those relationships

Recent Actions

Re-oriented our sales and delivery teams around our clients and their unique industries Dramatically increased our Wellington and Government relationships Brought support functions closer to the “frontline”

Focus for FY14

Challenging legacy processes to up the tempo Propositions aligned to customer needs – not one size fits all Proactively leading clients’ journey to the future through our thought leadership Leveraging partners to enhance our proposition

2. Simplify the Business

Our scale and scope has driven complexity and cost into our business. To be cost competitive and agile for our clients, we are moving quickly to address this

Recent Actions

Changed our cost model - delivering the client experience at an acceptable market cost Created the Gen-i ServCo, bringing pricing, finance and commercial capabilities into Gen-i to streamline the commercial engine Refocused our Australian operations on Trans-Tasman

Focus for FY14

Reduce focus on mature / lower margin portfolios Simplifying what we sell to whom Partnering to access the capability clients need and manage risk

3. Win Key Markets

We’re investing or partnering in high-growth services that make the major Group investments relevant and valuable to our client base

Mobile + IT

Fixed + IT

Business Market Services

M2M

Cloud Services

Mobile Applications

Collaboration & Video

>25% EBITDA

Margin Targets

Device Management

Security & Management

Data

3G

4G

Centres

(Voice)

(Data)

Core Group

Investments

OTN

Indicative Revenue Growth Rates (CAGR)

20%

5%

4. Win the Future

Unrivalled depth of expertise Ourselves Partners + Leading ICT infrastructure

+

Forward facing portfolio

+

Moving faster than the market

From provider of inputs to enabler of business outcomes

SERVERS

LAPTOPS DESKTOPS

APPLICATION

Monitoring Content Collaboration Communication Finance

PLATFORM

Database Identity Runtime Queue Object Storage

INFRASTRUCTURE

Compute Network Block Storage

PHONES TABLETS

Key success criteria - to deliver shareholder value

Area of Critical Focus

FY14 Outcome

IT Margin Improvement

4% point increase through cost transformation, improving cost to serve and portfolio focus

Networked ICT Growth

Deliver $15m IaaS EBITDA through Revera acquisition Commission Christchurch Data Centre Pre-sell initial build in Auckland Data Centre

Mobile Market Share

Maintain strong current market share position

Data Market Share

Grow share in the Corporate segment through launch of two specific offerings

Client perception

Improve client ratings in surveyed metrics

Telecom New Zealand

Strategy Update

16 May 2013

Telecom Connect – David Havercroft

The simplification agenda

Network Economics

1 Mobile Evolution

2 Optical Transport Network (OTN)

Simplifying our business

3 Re-engineering

OUTCOMES

Better network economics Better network experience Better network features

Agility in market

Effortless customer experiences

Lower cost architecture for the business

Mobile evolution

Two year programme to deliver better network economics and better network capabilities

Spectrum optimisation

maximise the use of all existing spectrum

prepare to take advantage of the digital dividend at 700 MHz

Spectrum allocation needs to be fair and economic

Optimise 3G network for “best network” service and economics

New packet core / HSS - 4G enabled

New LTE 4G RAN

Estimated Avg. Mobile data cost, cents/MB

FY13 FY20

Combined LTE only WCDMA only

Optical Transport Network

Two year programme to deliver very high speeds ranging up to 100 Gb/s with guaranteed bit rates, improved levels of resiliency and industry leading cost per Gigabyte

Augmenting and upgrading fibre sections with national fibre routes

Deploying a new optical transport network

Carrier ethernet edge and application assurance across the network

Removes existing end of life high cost transport network and positions for future data growth at lowest cost

Provides a cost effective backhaul

PHASE 1 OTN

Deployment Sites

PHASE 2 OTN

Deployment Sites

Re-engineering overview

Investing $150m to $200m over three years to deliver re-engineering of products, processes and BSS/OSS platforms

Simplified customer experiences

Re-usable building blocks and agile architecture

Limited need for new technology investments

Approach leverages existing investments in world class components (e.g. Siebel, Singl.eView) and re-architects to deliver simplified end state

Most of the new base capabilities delivered in the first 18 months

Mobile will be the first portfolio to transition

Targeting $100m to $200m of ongoing annualised benefits

Benefits driven from business simplification, rationalisation of in market offers and products, not just technology

Benefit realisation predominantly from FY15

Re-engineering outcomes

Customer

interaction

Product

Process

Application

Integration

Data

Network

Supplier

Telecom defined

Multiple, duplicate, overlapping products

100,000+ processes

1,423 applications

17 integration layers, 100s of business services

Proliferation of data defined

25+ networks

Telecom as an integrated business

Customer defined

Simple portfolio approach

Enhanced manual and automated processes

Consolidated: c.20 core apps and 2-300 supplementary

Single high availability integration platform

Quality data sources

Leveraged common elements

Defined operational boundaries for new operating model

Investment profile

Average capital envelope of $400m to $500m per year for the next 3 years (phasing could vary)

Major Programmes - 60%

OTN Mobile Evolution Re-engineering

Sustain, incremental growth and innovation - 40%

Capacity management

Legacy network, IT and facilities sustain

Target innovations (refer to Digital Ventures)

Indicative Capex Envelope

$M

600

500

400

300

200

100

FY13 FY14 FY15 FY16

Sustain, incremental growth and innovation OTN, mobile evolution & re-engineering

60% of the capital investment will focus on the outcomes delivered by the three key programmes

Key success criteria – to deliver shareholder value

Key outcomes to look for in 12 months time

Mobile evolution

LTE launch – 4G live Mobile completely re-platformed

New on line channel New CRM

New billing & pricing compatibility

Fixed evolution

Fibre launch – LFC pilots

VDSL in market

Simplified bill format to enhance customer experience 100 Gb/s transport launch

Enhanced services, at lower cost per Gb/s

Telecom New Zealand

Strategy Update

16 May 2013

Telecom Digital Ventures – Rod Snodgrass

‘Consumer macro trends are creating growth opportunities

Digital Life growth opportunities include:

Mobile

Connected

Social

Our digital connected lives

Virtual

SECOND Life

Mobility

m-Commerce Digital Advertising Digital Media Cloud Services OTT Services Smart Living e-Verticals Applications

Source: Graphic from Telecity Presentation (UK 2013)

A bold aspiration and new approach is being adopted

A Bold Aspiration

Delivering new Digital Life services

5+ new businesses

$300m of new revenue; 20+% EBITDA

ROI hurdles met

New capability and culture

Strategic optionality

A New

Approach

Dedicated Business Unit reporting to CEO

Clear mandate

Start small and scale with growth

Operating at arms length

Bias for action; fail fast, fail cheap

Agile processes; open partnering

With a clear and focussed approach to market selection

Market Filters

NZ mass market focus

Under-served core or adjacent markets

Growing markets

Right to play/natural advantage

Market selection, validation and prioritisation

A Profit pool sizing and trajectory	B Structural attractiveness analysis	C Capabilities and capacity assessment

Input of ideas from range of idea generation lenses	List of largest industry opportunities	List of the most structurally attractive ideas	Emerging list of priorities

Significant opportunity exists in adjacent markets

USD billions, 2017

Categories in digital market Global value pool1 Global revenue pools

Video 921 421

Digital Advertising 767 171

Games 340 128

e-Commerce2 332 123

Advanced Comms 230 32

Payments 134 49

Education 49 34

B2C e-Health and wellness 30 32

Gambling 38 30

Digital/Online music 50 31

Infotaiment 40 15

Home Automation 13 12

Identity Management 15 11

Social Dating 5 4

Augmented reality 8 3

Digital Mobility / transport 2

1) EV/Rev multiples benchmarked using companies that operate primarily in that segment. Mean multiples is used to calculate value pool

2) Not included 1.5 trillion of additional ecommerce of physical goods

SOURCE: PWC, Goldman Sachs, Pyramid, Gartner, IDC, McKinsey Global Banking pools database, Capital IQ, Press search

Emerging Focus Areas

Mobility

mCommerce

Digital Advertising

Video, Media & Cloud Services

Smart Living e-Verticals Applications

SingTel Investor Day Extract: March 2013

To deliver new consumer experiences and businesses

Mobility	Extending mobility to support ubiquitous connectivity and reach under served segments
mCommerce	Mobilising the wallet to deliver a range of services including credit cards, vouchers, etc
Digital Advertising	Delivery of a digital platform to enable highly targeted and relevant marketing to consumers
Video, Media & Cloud Services	Delivery of rich OTT consumer experiences anywhere, anytime and on any device
Smart Living	Delivery of trusted home services including storage, automation and management
e-Verticals	Delivery of technology, information and services into verticals to improve outcomes
Applications	Delivery of an API platform to help developers take apps and web services to market

Examples

bt

KDDi

Telefonica SingTel

LOVEFILM.com® NETFLIX®

PCCW at&t

T telus health solutions

AT&T

FOUNDRY

WHERE IDEAS ARE MADE

T

Growth portfolio is developing quickly to address opportunities

Concept Feasibility Build Launch In Life
Mobility Wi-Fi Phase 3 Wi-Fi Phase 2 Wi-Fi Hotspots Skinny
mCommerce mCommerce - Next Phase m-Wallet TSM - JV
Digital Advertising Platform Exploration Partnering Opportunity
Video, Media & Cloud Services OTT Service 2 OTT Service 1
Smart Living Concept Development
e-verticals Key vertical concepts
Applications App Platform Scoping

Example: mCommerce through industry collaboration

Low cost ubiquitous utility, leveraging existing assets and relationships…

NZ TSM Joint Venture

mCommerce MNO Partnership

Cashless Payment Services

Mobile Money Services

Business Services

…delivering a seamless customer experience

“Mobilise My Wallet”

Everywhere Simple to use Value for money

Integrated with eCommerce

Consistent across networks & services

Update: Extending Skinny to address a wider opportunity

Expanding the brand and proposition

Preparing the platform for next growth phase

Accelerating customer growth; continuing ARPU growth

Shift and extend go-to-market and service model

“Living Skinny”

Edgy

Beyond Youth Auckland Simple Value Digital Self Service

What’s next – to create shareholder value

Mobility

mCommerce

Digital Advertising

Video, Media & Cloud Services

Smart Living e-verticals Applications

EXTEND

BUILD OUT

Smarthome CREATE CASE

BUILD PLATFORM

BUILD OUT

CREATE CASE

CREATE CASE

BUILD TALENT

Q&A

Telecom New Zealand

Strategy Update – Concluding Comments

16 May 2013

Chief Executive – Simon Moutter

Chairman – Mark Verbiest

FY13 guidance reiterated, expecting to be near lower end of EBITDA range

FY13
Adjusted EBITDA	$1,040m to $1,060m1
Capex	~$460m
Dividend	90% payout

1 Excludes one off costs in H2 associated with strategy implementation, estimated to be between $100m and $130m

FY14 dividend policy to be provided at full year profit announcement in August

Strategic shift

FROM a traditional fixed and mobile

infrastructure company...

TO a future-oriented, competitive provider of communication, entertainment and IT services delivered over our networks and the Cloud

Everything’s easier @mytelecom

Discover the new one-stop-shop to stay on top of everything Telecom

Portfolio shift required

Focused on fixed and mobile data connectivity and services with overall EBITDA margins >25%

Less emphasis	More emphasis
Fixed	Mobility
Yesterday’s products	Data connectivity
(PSTN Wholesale, international minutes, legacy data)	(4G mobile, Tasman Cable, OTN, managed services)
Low margin & bespoke IT	Data centres & hosting
(e.g. Gen-i Australia)	(Revera & Gen-i Cloud applications)
Consulting	Applications & services
(Davanti)	(Digital Ventures)

Four clear strategic priorities

1. Revolutionise Customer Experiences

2. Simplify the Business

3. Win Key Markets

4. Win the Future

Aiming to end FY14 with

Competitive Organisation

A new winning culture which is performance driven, agile and competitive

On track to crystallising $100-$200m of annualised benefits from re-engineering, cost out and simplification programmes (relative to FY14)

Market Success

1-2% point increase in mobile market revenue share

Mobile completely re-platformed, 4G launched

Stable broadband market connection share

VDSL and fibre products launched

Double digit revenue growth from Gen-i networked ICT

Future Success

At least four new highly differentiated offers to consumer & SME customers

Clear path forward for Australia

Digital Ventures having launched a portfolio of new products and services

Summary

Our strategy is focused firmly on creating long-term shareholder value near term focus on stabilising revenue/margin and reducing costs longer term focus aiming to drive market revenue/margin growth with control over unit costs

We are executing against this strategy and will update you on progress

Disclaimer

Forward-looking statements and disclaimer

This announcement includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements can be identified by words such as ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘plan’, ‘may’, ‘could’ and similar expressions. Any statements in this announcement that are not historical facts are forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this release. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and also include Telecom’s anticipated growth strategies, Telecom’s future results of operations and financial condition, economic conditions in New Zealand and Australia; the regulatory environment in New Zealand; competition in the markets in which Telecom operates; risks related to the sharing arrangements with Chorus, other factors or trends affecting the telecommunications industry generally and Telecom’s financial condition in particular and risks detailed in Telecom’s filings with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

The securities referred to in this announcement have not been, and will not be, registered under the United States Securities Act of 1933 or under the securities laws of any state or other jurisdiction of the United States. This announcement does not constitute an offer of securities in the United States or to any person to whom it would not be lawful outside Australia and New Zealand. Any securities described herein may not be offered or sold in the United States absent registration under the Securities Act or pursuant to an applicable exemption from registration, or to any person to whom it would not be lawful outside Australia and New Zealand.

Non-GAAP financial measures

Telecom results are reported under IFRS. This release includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1. EBITDA. Telecom calculates EBITDA by adding back (or deducting) depreciation, amortisation, finance expense/(income), share of associates’ (profits)/losses and taxation expense to net earnings/(loss) from continuing operations.

2. Adjusted EBITDA. Adjusted EBITDA excludes significant one-off gains, expenses and impairments.

3. Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

4. ARPU. Telecom calculates ARPU as revenue for the period (for mobile this is only voice and data) divided by an average number of customers.

5. Free cash flow. Free cash flow is defined as EBITDA less capital expenditure.

6. Adjusted free cash flow. Adjusted free cash flow utilises adjusted EBITDA rather than underlying EBITDA defined above.

7. Adjusted operating revenue. Adjusted operating revenue excludes significant one-off gains.

8. Adjusted net earnings. Adjusted net earnings are net earnings for the year adjusted by the same items to determine adjusted EBITDA, together with any adjustments to depreciation, amortisation and financing costs, whilst also allowing for any tax impact of those items.

9. Pro-forma EBITDA. EBITDA adjusted to reflect changes in Chorus trades upon demerger

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.